NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024806

Received SEC

FEB 05 2008

Washington, DC 20549

February 5, 2008

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2008

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2007

Dear Mr. Dunlap:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Allegheny Energy by Robert T. Whalen. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

RECEIVED
2007 DEC 26 PM 6: 1[illegible]
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Allegheny Energy, Inc.

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

December 21, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERVICE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Robert T. Whalen (the "Proponent"), received on November 17, 2007, may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "2008 Meeting"). For the reasons set forth below, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(3) on the basis that it is materially vague and indefinite and contrary to the Commission's proxy rules; Rule 14a-8 because the Proposal is not a proper form for a stockholder proposal and fails to satisfy the applicable procedural requirements; and Rule 14a-8(i)(7) on the basis that it relates to ordinary business matters. Therefore, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of the following:

A. This letter;

B. The Proposal and the Supporting Statement submitted by the Proponent, attached hereto as Exhibit A; and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

The Proposal

The resolution portion of the Proposal, attached hereto as Exhibit A, reads as follows:

> "RESOLVED, that shareholders of our company request our board to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO."

Discussion

I. ***The Proposal may be excluded under Rule 14a-8(i)(3).***

A. *The Proposal is materially vague and indefinite.*

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement contains materially false or misleading statements in violation of the Commission's proxy rules, including Rule 14a-9. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). Moreover, the Commission has recognized that a stockholder proposal is materially misleading where "any actions ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the actions envisioned by the stockholders upon voting on the proposal." *Occidental Petroleum Corp.* (February 11, 1991) (excluding a proposal that requested that "stockholders have the right to vote on present as well as future shares that are issued and outstanding in regard to buy back of shares") and *Southeast Banking Corporation* (February 8, 1982) (excluding a proposal that requested that the company "refrain from any activities which may lead to its acquisition by other corporations or by which it acquires other corporations including acquisitions by way of mergers"). In the issue at hand, inconsistencies and contradictory statements in the Proposal and the supporting statement make it likely that any actions ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the stockholders when voting on the Proposal.

The first sentence of the resolved clause of the Proposal urges the adoption of a policy that would allow stockholders to vote on an advisory resolution to "ratify" the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table. In addition, the last paragraph of the Supporting Statement states that an "annual referendum process" should be established. The use of the terms "ratify" and "referendum" in the Proposal suggest that approval or disapproval of the resolution contemplated by the Proposal will have some quantifiable and tangible effect on the compensation paid to the Company's named executive officers. Consequently, if a stockholder casts a vote regarding the Proposal based on a reading of the first sentence of the resolved clause and the last paragraph of the Supporting Statement, such stockholder might interpret the Proposal as seeking the adoption of a policy that would, if implemented, allow stockholders an annual referendum process by which they would have the opportunity to vote on a resolution from the Company seeking approval of the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table ("SCT").

This is materially misleading because the Proposal in no way establishes a referendum or an opportunity to ratify or approve the compensation paid to the Company's named executive officers. The vote of the stockholders advocated by the Proposal will be "non-binding" and will relate only to the compensation of the named executive officers for the last completed fiscal year disclosed in the proxy statement. Consequently, any stockholder input on the disclosed compensation will be non-binding and moot. This sharply contrasts with the concept of an actual referendum, which commonly means the submission of a proposed measure to a direct popular vote in which the outcome of the vote determines the issues at question. In reality, the results of any vote on such a non-binding resolution will have no practical effect on the compensation of the named executive officers set forth in the proxy statement's SCT.

The Proposal's internal contradictions and inconsistencies are significant. Portions of the Proposal suggest that a vote on a resolution regarding the compensation of the named executive officers set forth in the proxy statement's SCT would be a mere formality and a means for stockholders to express their opinion about senior executive compensation. However, other portions of the Proposal suggest that stockholders will be given influence over the actual compensation of the Company's senior executives. The contradictions and inconsistencies within the Proposal make it likely that the action ultimately taken upon the implementation of the Proposal will be quite different from the action envisioned by the stockholders at the time their votes were cast, thus providing a basis for exclusion under Rule 14a-8(i)(3).

An example of an instance in which the Staff permitted the exclusion of a stockholder proposal that included inconsistencies and contradictions that are analogous to those presented by the Proposal is *Wal-Mart Stores* (April 2, 2001). In that letter, the Staff agreed with *Wal-Mart* that it could exclude a stockholder proposal requesting that the company report on the use of genetically modified "products." From the language of the proposal, it appeared that the proposal encompassed all forms of genetically modified products, including a lengthy list of products sold by the company. The supporting statement, however, suggested that the proposal only was directed at genetically modified foods. Based on the inconsistency between the proposal and its supporting statement, the Staff agreed with *Wal-Mart* that the action ultimately taken upon the implementation of the proposal could be quite different from the action envisioned by the stockholders at the time their votes are cast. Accordingly, the Staff granted relief under Rule 14a-8(i)(3).

The Staff's position in *Wal-Mart* is consistent with other no-action letters in which the Staff has agreed that Rule 14a-8(i)(3) is available where the action ultimately taken upon the implementation of a stockholder proposal could be quite different from the action envisioned by the stockholders at the time their votes were cast. *See, e.g., Philadelphia Electric Company* (July 30, 1992) (excluding a proposal to establish a committee of stockholders to present a plan "that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees") and *NYNEX Corporation* (January 12, 1990) (excluding a proposal requiring the corporation to "not interfere in the government policy of any foreign government"). Again, much like the proposals described in each of these letters, the action ultimately taken upon the implementation of the Proposal could be quite different from the action envisioned by the stockholders at the time their votes were cast.

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(3).

B. *The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules, specifically Rule 14a-4.*

Rule 14a-8(i)(3) allows a proposal to be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(3), because it violates the Commission's Rule 14a-4. Rule 14a-4 sets forth certain requirements with respect to proxies. More specifically, Rule 14a-4(b)(1) states that "[m]eans shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon, other than elections to office." Rule 14a-4(b)(1) (emphasis added).

The Proposal seeks to allow the Company's stockholders to indicate on their proxies whether they ratify the compensation of the named executive offices set forth in the Summary Compensation Table. However, Rule 14a-4(b)(1) does not permit a separate "ratify" box. Instead, as noted above, Rule 14a-4(b) provides that stockholders should be given "a choice between approval or disapproval of, or abstention" on such matters. The Staff has in the past refused to provide assurance that it would not recommend enforcement action if a company "cease[d] to furnish the boxes specified by Rule 14a-4(b)(1) for abstention with respect to matters, other than the election of directors, to be acted on". *See St. Moritz Hotel Associates* (April 29, 1983) (requesting the Staff's concurrence that it could omit from its form of proxy the option for shareowners to abstain in a consent solicitation with respect to matters other than elections to office). *See also, General Electric* (February 7, 2007) (allowing the company to exclude an advisory proposal because the actions contemplated by the proposal may involve proxy solicitations under the Securities Exchange Act of 1934).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(3).

II. The Proposal may be excluded because request for future votes is not a proper form for a stockholder proposal and fails to satisfy the procedural requirements of Rule 14a-8.

The Proposal is not a proper form under Rule 14a-8, because it seeks to implement a policy that would provide for a matter to be submitted for a stockholder vote each year, without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal to not take a particular action (such as adoption of a rights plan) without seeking a stockholder vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future stockholder vote is incidental to management taking the underlying action. However, in the instant matter, the underlying action sought by the Proponent is that a particular matter - an advisory resolution expressing the Proponent's sentiment - be placed before the Company's stockholders for an annual vote. Rule 14a-8 prescribes the procedures that a stockholder is to follow if it wishes a particular matter to be placed before the stockholders at a particular meeting. Accordingly, the Proposal is inconsistent with the structure and intent of Rule 14a-8 to allow a stockholder to propose that management submit the stockholder's proposal to an annual vote at an indefinite number of future meetings.

It is important to note that the Proponent is attempting to evade the procedural requirements under Rule 14a-8. For example, Rule 14a-8(b) requires a stockholder to satisfy certain ownership requirements, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" and "must continue to hold those securities through the date of the meeting."

Rule 14a-8(c) limits a proponent to submitting no more than one proposal for a particular stockholder's meeting. Rule 14a-8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal. Allowing a stockholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, the rules contemplate that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8 with respect to that meeting. Because the Proposal would allow the Proponent to circumvent the requirements of Rule 14a-8, and the Proponent has not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to future votes sought by the Proposal, the Proposal is excludable under Rule 14a-8.[1]

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8.

III. The Proposal may be excluded in reliance on Rule 14a-8(i)(7) on the basis that it relates to ordinary business matters.

Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." According to the SEC Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting." In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated that, "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." While that statement was made specifically with respect to proposals that address environmental or public health issues, the Company understands that the statement reflects the standard generally applied by the Staff in evaluating whether proposals may be excluded under Rule 14a-8(i)(7).

While the Company recognizes that the Staff generally has taken the position that stockholder proposals relating to senior executive compensation may not be excluded in reliance on Rule 14a-8(i)(7), the Proposal does not address senior executive compensation - instead it relates solely to ordinary business matters.

A. <u>The Proposal does not relate to executive compensation</u>.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal if it relates to "a matter relating to the company's ordinary business operations." We respectfully submit that the Proposal relates to the Company's ordinary business matters. The Company is aware that the Staff announced in 1992 its policy that proposals relating to executive compensation will not be excludable under the "ordinary business operations" exclusion. That policy was reflected in the Staff's responses to the no-action request letters, such as that of *Eastman Kodak Company* in which the Staff stated: "in view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business." *See Eastman Kodak Company* (February 13, 1992). The Company submits that this policy does not apply in the case of the Proposal. The Proposal does not deal with the Company's executive compensation policies or practices generally, but rather deals with whether the stockholders ratify

[1] In this respect, the Company also believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(6).

the compensation the Company paid its Named Executive Officers (the "NEOs") in a particular fiscal year. A company's decision as to how much to pay its officers, including its NEOs, in a particular year is clearly a management function and a matter of the corporation's ordinary business operations.

As the supporting statement attempts to make clear, the Proposal will not affect any person's compensation or the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders. It simply is limited to the approval of the Summary Compensation Table (the "SCT") and the accompanying narrative disclosure, and not the underlying compensation practices of the Company, providing yet another basis for exclusion under Rule 14a-8(i)(7) relating to content and presentation of information as further discussed below.

If implemented, the Proposal would result in the stockholders of the Company voting each year on whether they agree with the compensation paid to the NEOs as shown in the SCT. By doing so, the stockholders would be in the position of second guessing the compensation decisions that the Company's independent directors or members of the Company's Management Compensation and Development Committee, as applicable, previously made, with respect to the Chief Executive Officer and the other NEOs. Those decisions are made with the benefit of a significant amount of additional, highly detailed information and an orderly, deliberative decision making process.

In SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission discussed the two central considerations of the ordinary business exclusion. The first consideration focuses on the subject matter of the proposal and whether the proposal addresses tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight. The Commission indicated in the 1998 Release that second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail ...." If a proposal conflicts with these considerations, it is excludable under Rule 14a-8(i)(7). In the 1998 Release, the Commission also noted that "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting."

The Proposal does not focus on the Company's executive compensation policies or general practices or seek to have the Company or its Board consider new compensation policies and practices or reconsider the Company's existing policies and practices. As such, the Proposal does not address policy matters such as the nature of the Company's equity compensation plans, whether to include performance-based elements of compensation in the senior executive officers' compensation packages or whether a senior executive officer's right to receive certain amounts of the compensation awarded must be conditioned upon the corporation's achievement of certain performance goals. Rather, the Proposal would have the stockholders express their collective opinion at each annual meeting as to whether the particular compensation shown in the SCT as being paid to the NEOs was appropriate and by doing so indirectly attempt to manage the specifics of the NEOs' compensation from year to year.

The specific amounts of total compensation, salary, incentive payments, equity compensation, and other compensation paid to an NEO or any officer in any particular year is not a policy matter for oversight by the stockholders, but rather is a matter that is fundamental to the Board's ability to manage the Company's day-to-day business. Despite the fact that it touches on executive compensation, the Proposal clearly runs afoul of the first central consideration of the ordinary business exclusion.

In addition, this Proposal clearly conflicts with the second central consideration that the Staff discussed in the 1998 Release. As noted above, by ratifying or not ratifying the information presented in the SCT, the stockholders will be making judgments about the total compensation paid, the elements of that compensation, and the allocation of total compensation among those elements. Trying to influence the particular amounts paid to the NEOs or any particular NEO by voting against ratification of the NEOs' compensation represents the type of "micro-managing" of matters of a complex nature, which necessarily involve understanding substantial amounts of detailed information and making detailed decisions, that stockholders simply are not in a position to perform.

Despite the detailed information that will be provided in the Company's proxy statement, the decisions involved in setting the NEOs' compensation from year to year are fact intensive and complex and, as such, do not lend themselves as matters for stockholder approval. Nevertheless, the Proposal seeks to "micro-manage" the particular compensation packages provided to the NEOs in a particular year by means of an after-the-fact assessment of the compensation paid in the prior years. Given the intricacies involved in setting the NEOs' compensation, the Proposal seeks to address a matter of the type that the Commission described in the 1998 Release as being "impracticable for stockholders to decide how to solve ... at an annual stockholders meeting." As a result, the Company believes that the Proposal runs afoul of the second central consideration involved in Rule 14a-8(i)(7).

B. *The Proposal relates to the content and presentation of information.*

The Proposal requests that the Company's stockholders vote on compensation related disclosures contained within the Company's proxy statement. The Staff has taken the position that decisions with respect to the content and presentation of standard company reports are matters constituting "ordinary business operations." *See Long Island Lighting Company* (February 22, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company, "*i.e.*, presentation of disclosure in the Company's reports to stockholders").

The Company is responsible for the full, timely and accurate disclosure of the compensation information required by Item 402 of Regulation S-K. How the Company presents the requisite information pursuant to Item 402 of Regulation S-K is a matter within the ordinary business of the Company and not appropriately subject to the approval or disapproval of the Company's stockholders. *See ConAgra, Inc.* (June 10, 1998) (excluding a proposal requiring the company to supplement its Form 10-K and other periodic reports as relating to the ordinary business operations of the company) and *Southwest Gas Corporation* (May 6, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company).

Further, to the extent that the Proposal seeks to ensure that SCT and the related disclosures are complete and comply with Item 402, the Company may exclude the Proposal in reliance on the grounds that it relates to legal compliance. *Halliburton Company* (March 10, 2006) (proposal requesting a report on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of violations and investigations discussed in the proposal and the potential damage to the company's reputation and stock value, excludable as relating to a legal compliance program) and *Allstate Corporation* (February 16, 1999) (proposal requesting the investigation of illegal activity at Allstate, excludable as relating to the general conduct of a legal compliance program).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i(7).

Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2008 Meeting.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Enclosures

c: Robert T. Whalen
John Chevedden

Exhibit A

[AYE: Rule 14a-8 Proposal, November 17, 2007]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request our board to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the *Compensation Discussion and Analysis*). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Robert T. Whalen, 203 Reservoir Road, Mount Pleasent, PA 15666 sponsors this proposal.

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value. As a result, shareholders filed more than 60 "say on pay" resolutions with companies in 2007, averaging a 42% vote. In fact, seven resolutions exceeded a majority vote. Verizon Communications (VZ) and Aflac (AFL) took the lead and decided to present such a resolution to a shareholder vote.

A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

I believe this proposal has particular application to our company. The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, was concerned about our high CEO Pay – $18 million and its lack of relationship to performance.

Unfortunately our directors prevented us from voting on this topic in 2007 by capitalizing on a technicality. Please see the SEC No Action File: Allegheny Energy, Inc. (January 30, 2007) which is available through SECnet http://www.wsb.com.

I believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In the United Kingdom, in contrast to U.S. practices, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

If investors wish to register opposition to a pay package(s) in the previous year, withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction.

Accordingly, I urge our board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide our board with useful information about shareholder views on our company's senior executive compensation, as reported each year.

RECEIVED

2007 DEC 26 PM 6: 14

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Allegheny Energy, Inc.

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX : (724)838-6177
ddunlap@alleghenyenergy.com

December 21, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), included herein is (i) a no-action request letter and (ii) pursuant to the Staff Bulletin 14C (CF), attached to this cover letter as Exhibit A are copies of correspondence relating to the shareholder proposal submitted by Robert T. Whalen (the "Proponent").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this cover letter and Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent, and, at the Proponent's request, to John Chevedden.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

c: Robert T. Whalen
John Chevedden

EXHIBIT A

CORRESPONDENCE

Robert T. Whalen
203 Reservoir Road
Mount Pleasent Pa. 15666

Mr. Paul Evanson
Chairman
Allegheny Energy Inc. (AYE)
800 Cabin Hill Drive
Greensburg , Pa. 15601
PH : 724-838-6999
FX : 724-838-6864

Dear Mr. Evanson ,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholders meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder of the required stock value until after the date of the applicable shareholder meeting. (see attached documents) This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Ave.
Redondo Beach , Ca. 90278

Sincerely,
Robert T. Whalen
Robert T. Whalen
Shareholder of Record
Allegheny Energy Inc.

Date: 11/14 2007

cc:
Daniel Dunlap
Senior Attorney
PH: 724-838-6188
FX: 724-838-6177

[AYE: Rule 14a-8 Proposal, November 17, 2007]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request our board to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Robert T. Whalen, 203 Reservoir Road, Mount Pleasent, PA 15666 sponsors this proposal.

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value. As a result, shareholders filed more than 60 "say on pay" resolutions with companies in 2007, averaging a 42% vote. In fact, seven resolutions exceeded a majority vote. Verizon Communications (VZ) and Aflac (AFL) took the lead and decided to present such a resolution to a shareholder vote.

A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

I believe this proposal has particular application to our company. The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, was concerned about our high CEO Pay – $18 million and its lack of relationship to performance.

Unfortunately our directors prevented us from voting on this topic in 2007 by capitalizing on a technicality. Please see the SEC No Action File: Allegheny Energy, Inc. (January 30, 2007) which is available through SECnet http://www.wsb.com.

I believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In the United Kingdom, in contrast to U.S. practices, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

If investors wish to register opposition to a pay package(s) in the previous year, withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction.

Accordingly, I urge our board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide our board with useful information about shareholder views on our company's senior executive compensation, as reported each year.

Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

November 29, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Robert T. Whalen
203 Reservoir Road
Mount Pleasant, PA 15666

Mr. John Chevedden
2215 Nelson Avenue
Redondo Beach, CA 90278

Dear Mr. Whalen and Mr. Chevedden:

We received your faxed letter dated November 17, 2007 (copy enclosed) submitting a shareholder proposal for the 2008 Proxy Statement of Allegheny Energy, Inc. (the "Company").

Securities and Exchange Commission rules and regulations, including 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

Your proposal does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, Mellon Investor Services LLC, you are not a record holder of shares of Allegheny Energy, Inc. stock. We expect that you, like many shareholders, may own your shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8b(1) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." In this case and consistent with Rule 14a-8b(2), you must prove your eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above, within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you prove your eligibility, we will review the proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude your proposal on substantive grounds, even if you cure the eligibility and procedural defects.

I look forward to your response to this letter. I can be reached by U.S. mail at the address above, by email at ddunlap@alleghenyenergy.com or by telephone at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

Robert T. Whalen
203 Reservoir Road
Mount Pleasent Pa. 15666

Mr. Paul Evanson
Chairman
Allegheny Energy Inc. (AYE)
800 Cabin Hill Drive
Greensburg , Pa. 15601
PH : 724-838-6999
FX : 724-838-6864

Dear Mr. Evanson ,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholders meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder of the required stock value until after the date of the applicable shareholder meeting. (see attached documents) This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Ave.
Redondo Beach , Ca. 90278

Sincerely,

Date: 11/14/2007

Robert T. Whalen
Shareholder of Record
Allegheny Energy Inc.

cc;
Daniel Dunlap
Senior Attorney
PH: 724-838-6188
FX: 724-838-6177

[AYE: Rule 14a-8 Proposal, November 17, 2007]
3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request our board to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Robert T. Whalen, 203 Reservoir Road, Mount Pleasent, PA 15666 sponsors this proposal.

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value. As a result, shareholders filed more than 60 "say on pay" resolutions with companies in 2007, averaging a 42% vote. In fact, seven resolutions exceeded a majority vote. Verizon Communications (VZ) and Aflac (AFL) took the lead and decided to present such a resolution to a shareholder vote.

A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

I believe this proposal has particular application to our company. The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, was concerned about our high CEO Pay – $18 million and its lack of relationship to performance.

Unfortunately our directors prevented us from voting on this topic in 2007 by capitalizing on a technicality. Please see the SEC No Action File: Allegheny Energy, Inc. (January 30, 2007) which is available through SECnet http://www.wsb.com.

I believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In the United Kingdom, in contrast to U.S. practices, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

If investors wish to register opposition to a pay package(s) in the previous year, withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction.

Accordingly, I urge our board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide our board with useful information about shareholder views on our company's senior executive compensation, as reported each year.

§ 240.14a-8 Shareholder proposals.

Top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline i e of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§ 9.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. (our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

ȝ to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own osals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the .npany intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

Daniel Dunlap
Senior Attorney
Allegheny Energy

Dan,

Attached is proof of ownership for my submitted proposal. If there is any other problems please let me know.

Sincerely,

Robert T. Whalen
Shareholder of Record

Cc John Chevedden

Robert T Whalen Retirement Account Summary

October 1, 2006 to December 29, 2006

ABOUT YOUR RETIREMENT PLAN

Introducing Quarterly Account Statement and Web Site Enhancements!
Your new, simplified account statement provides a quick snapshot of your retirement account and easy-to-understand analysis of this information. You can also customize your statement with additional account details by calling or going online. The myRetirementPlan Web site has also been updated with a new design that brings the most popular site features and more of your account detail to the homepage. Here you will find additional account analysis along with powerful planning tools and calculators. Log on to rps.troweprice.com today to check it out.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
[redacted]						
Company Stock						
Allegheny Energy Company Stock	$62,662.17	$0.00	$8,953.96	$71,616.13	0%	0%
Ending Balance	[redacted]					

Allegheny Energy Company Stock
average cost : $22.78 cost basis : $35,531.28

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of January 24, 2007.

Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. Other return formulas may yield different results. Calculation of your account return is based on activity since 01/01/1996. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results. T. Rowe Price Investment Services, Inc., distributor, T. Rowe Price mutual Funds. Please review your statement and report any errors to T. Rowe Price within 60 days.

T.RowePrice
INVEST WITH CONFIDENCE

Robert T Whalen Retirement Account Summary

April 1, 2007 to June 30, 2007

ABOUT YOUR RETIREMENT PLAN

Introducing another way to contribute to your plan-Roth contributions. Your employer has added Roth contributions to your retirement plan. Unlike traditional before-tax contributions, which give you a tax break today because they are deducted from your pay before taxes are taken out, Roth contributions are made with after-tax dollars, or money you have already paid taxes on. However, when you take a qualified distribution-generally in retirement-the balance of your Roth contributions and any associated earnings are tax-free which can mean more spendable income in retirement compared to making before-tax contributions. For more information or help in deciding if Roth contributions are appropriate for you, visit rps.troweprice.com or call 1-800-922-9945.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Company Stock						
Allegheny Energy Company Stock	$76,654.68	$0.00	$4,055.81	$80,710.49	0%	0%
Ending Balance	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Allegheny Energy Company Stock
average cost : $22.78 cost basis : $35,531.28

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of July 18, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results*

T.RowePrice
INVEST WITH CONFIDENCE

Robert T Whalen Retirement Account Summary

July 1, 2007 to September 30, 2007

ABOUT YOUR RETIREMENT PLAN

Introducing another way to contribute to your plan-Roth contributions. Your employer has added Roth contributions to your retirement plan. Unlike traditional before-tax contributions, which give you a tax break today because they are deducted from your pay before taxes are taken out, Roth contributions are made with after-tax dollars, or money you have already paid taxes on. However, when you take a qualified distribution-generally in retirement-the balance of your Roth contributions and any associated earnings are tax-free which can mean more spendable income in retirement compared to making before-tax contributions. For more information or help in deciding if Roth contributions are appropriate for you, visit rps.troweprice.com or call 1-800-822-9945.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Company Stock						
Allegheny Energy Company Stock	$80,710.49	$0.00	$811.15	$81,521.64	0%	0%
Ending Balance	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Allegheny Energy Company Stock
average cost : $22.78 cost basis : $35,531.28

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of October 16, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results.*

Please review your statement and report any errors to T. Rowe Price within 60 days.

T.RowePrice
INVEST WITH CONFIDENCE

Robert T Whalen Retirement Account Summary

December 30, 2006 to March 31, 2007

ABOUT YOUR RETIREMENT PLAN

Saving As Much As You Can

When it comes to successfully planning for retirement, it's about saving as much as you can. Financial planners recommend saving at least 15% to 20% of your income for retirement. If that amount is overwhelming, start with a smaller percentage and increase it by 1% or 2% each year. Raise your contribution percentage when you get a raise in pay, and you can get even closer to the recommended saving rate. Every year is a year closer to your retirement, do something for yourself that can have a real impact on your future: Save as much as possible in your plan account - starting NOW.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Company Stock						
Allegheny Energy Company Stock	$71,618.13	$0.00	$5,038.55	$76,654.68	[redacted]	[redacted]
Ending Balance	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Allegheny Energy Company Stock
average cost : $22.78 cost basis : $35,531.28

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of April 19, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results*

T.RowePrice
INVEST WITH CONFIDENCE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2007

The proposal requests the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rules 14a-8(i)(3) or 14a-8(i)(6). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(3) or 14a-8(i)(6).

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END